UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

025676206
(CUSIP Number)

March 7, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[   ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







SEC 1745 (3-06)
CUSIP NO. 025676206

1.   NAMES OF REPORTING PERSONS:  FBL Financial Group, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)  [   ]
     (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Iowa

NUMBER OF                5.   SOLE VOTING POWER: 1,240,392
SHARES
BENEFICIALLY
OWNED BY                 6.   SHARED VOTING POWER: 0
EACH REPORTING
PERSON WITH:
                         7.   SOLE DISPOSITIVE POWER: 3,020,277


                         8.   SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON: 3,020,277

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.4%

12.  TYPE OF REPORTING PERSON (See Instructions): HC

Item 1(a).     Name of Issuer: The name of the issuer is American
          Equity
          Investment Life Holding Company (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
          The Company's
          principal executive offices are located at 5000 Westown
          Parkway,
          Suite 440, West Des Moines, IA 50266

Item 2(a).     Name of Person Filing:  This statement is filed by
          FBL Financial
          Group, Inc., an Iowa Corporation that is the parent holding company of Farm Bureau Life Insurance Company, an Iowa
          Corporation, that is the owner of the securities described in this filing.
          Page 2 of 5

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:
          5400 University Avenue, West Des Moines, IA 50266

Item 2(c).     Citizenship: Iowa

Item 2(d).     Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 025676206

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.
          13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ]   Broker or dealer registered under section 15 of the
                    Act (15 U.S.C. 78o).
          (b)  [  ]   Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).
          (c)  [  ]   Insurance company as defined in section 3(a)(19) of
                    the Act (15 U.S.C. 78c).
          (d)  [  ]   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-
          8).
          (e)  [  ]   An investment adviser in accordance with 240.13
                    d-1(b)(1)(ii)(E).
          (f)  [  ]   An employee benefit plan or endowment fund in
                    accordance with 240.13d-1(b)(1)(ii)(F).
          (g)  [X]    A parent holding company or control person in
                    accordance with 240.13d-1(b)(1)(ii)(G)
          (h)  [  ]   A savings associations as defined in Section 3(b)
                    of   the  Federal  Deposit  Insurance  Act(12
               U.S.C. 1813).
          (i)  [  ]   A church plan that is excluded from the definition
                    of an investment company under section
               3(c)(14)
                    of the Investment Company Act of 1940 (15
                    U.S.C. 80a-3).
          (j)  [  ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     The percentages used in this Item 4 are calculated based upon
55,557,430 shares of Common Stock issued and outstanding as of February 28,
2006, from the Company's most recent Form 10-K.

          (a)  Amount beneficially owned:  Directly owned
1,240,392
shares; indirectly owned, 1,779,885 shares which are held in a voting trust expiring in 2007, the voting trustees of which are three members of Company's management (the trustees disclaim beneficial ownership of the shares). Total owned directly and indirectly, 3,020,277

          (b)  Percent of class: 5.4%

          (c)  Number of shares as to which such person has:
               (i)  Sole power to vote or to direct the vote:
          1,240,392

               (ii) Shared power to vote or to direct the vote: 0


               (iii)     Sole power to dispose or to direct the disposition
                    of: 3,020,277

               (iv) Shared power to dispose or to direct the disposition
                    of: 0

Item 5.        Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which
          Acquired the Security Being Reported on by the Parent
          Holding
          Company.  See attached Exhibit 1.

Item 8.   Identification and Classification of Members of the
          Group.
          Not Applicable

Item 9.   Notice of Dissolution of Group.  Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not
held for the purpose of or with the effect of changing or
     influencing
the control of the issuer of the securities and were not acquired and are not
held in connection with or as a participant in any transaction having that
purpose or effect.


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.


Dated:    April 10, 2006
                              FBL FINANCIAL GROUP, INC.

                              By: _    /S/ JAMES W.
NOYCE__________
                                   James W. Noyce, CFO





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


EXHIBIT 1



     Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding Company.



Identification: Farm Bureau Life Insurance Company

Classification: IC